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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53429

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BRI Partners, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

321 N Clark St 10th Floor
(No. and Street)

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

Chicago	Illinois	60610
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Adam Brass 312-595-6500
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

...essing

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEB 29 2008

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

...gton, DC
111

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

3/20

OATH OR AFFIRMATION

I, Adam Brass, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRI Partners, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

24th day of February, 2008

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Signature

Managing Member
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

McGladrey & Pullen
Certified Public Accountants

BRI Partners, LLC

Statement of Financial Condition

December 31, 2007

ssing

FEB 29 2008

Washington, DC
111

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

Members of
BRI Partners, LLC

We have audited the accompanying statement of financial condition of BRI Partners, LLC (the Company) as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BRI Partners, LLC as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen LLP

Chicago, Illinois
February 26, 2008

BRI Partners, LLC

Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	2,205,956
Certificate of deposit		23,136
Receivables		
Private equity fees		905,496
Fees from affiliate		41,740
Investment in limited liability company		12,672
Total assets	$	3,189,000
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$	16,332
Accrued management fees to Managers		500,000
Introductory fee payable		125,000
Due to affiliate		86,977
Total liabilities		728,309
Members' equity		2,460,691
Total liabilities and members' equity	$	3,189,000

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—BRI Partners, LLC (the Company) is registered as a broker-dealer with the Securities and Exchange Commission and with the Financial Industry Regulatory Authority (FINRA). The Company is also registered as a commodity pool operator and a commodity trading advisor with the National Futures Association.

The Company acts as an investment advisor to one entity and a nondiscretionary subadvisor to another entity (Investors) that invest in hedge funds. Pursuant to the respective agreements, the Company receives quarterly private equity, incentive, and management fees based on net asset values and new profits, as defined, relating to the funds under management.

The Company's operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2050.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents—Cash equivalents are all highly liquid investments with a maturity of three months or less at the date of acquisition.

Certificate of Deposit—The certificate of deposit, which serves as a collateral on a letter of credit at a bank, is reflected at fair value, provides for interest at 4 percent, and matures on April 20, 2008.

Investment in Limited Liability Company—The Company's investment in limited liability company represents an investment as a managing member in a hedge fund of funds (the Investee) that is carried at fair value, with unrealized gains and losses reflected in net income. The Investee's financial statements are not consolidated into the Company's financial statements pursuant to Emerging Issues Task Force 04-5, *Investor's Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights*, as the Company, in accordance with generally accepted accounting principles, carries substantially all of its assets, including the investment in the Investee, at fair value with changes in value reported in net income.

Revenue Recognition—Private equity, consulting, incentive, and management fees are recognized when earned.

Income Taxes—The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal income taxes on their respective shares of taxable income.

Recent Accounting Pronouncements—In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* Adoption of FIN 48 is required for the Company in the annual reporting for the year ending December 31, 2008. Management is currently assessing the impact, if any, of FIN 48 on its financial position and results of operations.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS 157, fair value measurements are disclosed by level within that hierarchy. This Statement is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 2 Members' Equity

The Company's operating agreement provides that certain members are managers (the Managers), responsible for the day to day operations of the Company. Managers may repurchase another Manager's interest upon that Manager's resignation or removal as a Manager.

The Company's operating agreement also provides that the Managers receive management fees plus certain benefits.

In addition, the Company's operating agreement provides that distributions of capital transactions proceeds, as defined, will first be made to members in proportion to their percentage interests, and any remainder in proportion to their unreturned capital contributions.

Note 3 Private Equity Fees

The private equity fees from one of the Investors represent approximately 74 percent of total fees earned for the year ended December 31, 2007.

Note 4 Related-Party Transactions

Cash and cash equivalents at December 31, 2007 include $2,101,805 on deposit with a broker-dealer affiliated through common ownership with one of the Company's members.

The Company's investment in limited liability company represents an investment as a managing member in a hedge fund of funds. At December 31, 2007, fees receivable of $41,740 and due to affiliate of $86,942 represent amounts due from and due to this entity.

An entity affiliated through common ownership provides administrative support, office space, technologies, and other resources to the Company. In April 2007, the Company entered into a consulting agreement with this entity whereby the Company income for services provided by certain managers, which is paid as part of management fees to Managers.

Note 5 Commitments

The Company has agreed to pay an introductory fee of $125,000 per year through the year ended December 31, 2009, or a lesser amount based on the operating results of one of the Investors.

Note 6 Employee Benefit Plan

The Company provides a 401(k) plan to all eligible employees. The Company may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

Note 7 Concentration of Credit Risk

The Company maintains deposits at a bank and a broker-dealer affiliated through common ownership with one of the Company's members in excess of federally insured limits. The Company does not anticipate nonperformance by these counterparties and has a policy of monitoring, as considered necessary, the creditworthiness of these counterparties.

Note 8 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness," as these terms are defined. Net capital and aggregate indebtedness change from day to day, but at December 31, 2007, the Company had net capital and net capital requirements of approximately $1,459,000 and $49,000, respectively. The net capital rule may effectively restrict distributions to the members.

Note 9 Subsequent Event

Subsequent to December 31, 2007, the Company distributed $3,000,000 to members.

END